Exhibit 4

CONFIDENTIAL

EXECUTION VERSION

CONSORTIUM AGREEMENT

This CONSORTIUM AGREEMENT (this “Agreement”) is made and entered into as of September 12, 2019, by and among Morespark Limited, a private company limited by shares incorporated under the laws of Hong Kong (“Tencent”) and Hammer Capital Opportunities Fund L.P., an exempted limited partnership organized under the laws of the Cayman Islands, acting through its general partner Hammer Capital Opportunities General Partner, an exempted company with limited liability organized under the laws of the Cayman Islands (“Hammer Capital” and, together with Tencent, the “Sponsors”). The Sponsors and the Additional Parties are referred to herein each as a “Party”, and collectively, the “Parties”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 10.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to Bitauto Holdings Limited, an exempted company organized and existing under the laws of the Cayman Islands (the “Company”), pursuant to which the Parties or their Affiliates will acquire all of the outstanding Ordinary Shares and ADSs not already owned by the Buyer Consortium in a going private transaction;

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new company (“Holdco”) under the laws of the Cayman Islands and, if appropriate, to cause Holdco to form a direct or indirect, wholly owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) upon the closing of the Transaction (the “Closing”), the Parties intend for Holdco, either directly or indirectly, to hold 100% of the Company;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, the Parties will submit a joint, non-binding proposal letter in substantially the form attached as Schedule A hereto (as may be amended by the Parties, the “Proposal”), to the board of directors of the Company (the “Board”) in connection with the Transaction;

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence of the Company and its business, (b) discussions regarding the Proposal with the Company, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction, in which negotiations the Parties expect that the Company will be represented by a special committee of independent and disinterested directors of the Board (the “Special Committee”); and

WHEREAS, in connection with the submission of the Proposal to the Board, the Parties may be required to amend or file with the U.S. Securities and Exchange Commission, as applicable, a Schedule 13D or Schedule 13G disclosing their delivery of the Proposal and certain additional information.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

PROPOSAL; HOLDCO OWNERSHIP

Section 1.1 Participation in Transaction.

(a) The Parties agree to participate in the Transaction on the terms set forth in this Agreement. The Parties shall cooperate and proceed in good faith to (A) undertake due diligence with respect to the Company and its business; (B) engage in discussions with the Company regarding the Proposal; and (C) negotiate in good faith the terms of definitive documentation in connection with the Transaction (collectively, the “Definitive Documents”).

(b) In order to facilitate the foregoing and except as otherwise agreed, each Party hereby authorizes and delegates to the Sponsors and the Joint Advisors the primary responsibility for negotiating with the Company (including the Special Committee) with respect to the Transaction; provided, that the Sponsors shall obtain the consents from other Parties on any adjustment to the purchase price and any material terms of the Transaction.

Section 1.2 Proposal. On the date hereof, the Parties shall submit the Proposal to the Board.

Section 1.3 Holdco Ownership and Arrangements.

(a) Prior to the execution of the Merger Agreement, the Sponsors shall incorporate Holdco and depending on the agreed structure, shall cause Holdco to incorporate Merger Sub, and any other intermediate holding companies, in each case, under the laws of such jurisdiction(s) and as otherwise may be agreed by all of the Parties.

(b) Unless otherwise agreed in writing by Parties, each Party’s ownership percentage of the Company immediately following the Transaction (the “Contemplated Ownership Percentage” of such Party) shall be calculated based on the proportion that (a) the amount of cash paid, and the deemed value of the Covered Shares (based on the per share cash consideration offered under the Merger Agreement to shareholders of the Company that are not Affiliated with any member of the Buyer Consortium) contributed by, such Party to Holdco, bears to (b) the aggregate value contributed or deemed contributed by all shareholders of Holdco to Holdco (whether in the form of cash, Covered Shares or other consideration). Each Party shall contribute to Holdco, in exchange for a proportional amount of equity securities of Holdco, such percentage of any cash equity financing required by the Holdco (as reasonably determined by the Sponsors) to consummate the Transaction as set forth opposite its name in Schedule B under “Cash Contribution Percentage”. For the avoidance of doubt, the Parties agree that the obligation of the Parties to make cash or in-kind contributions to Holdco or purchase and pay for any Holdco equity securities shall be subject to (i) the execution and delivery of the Definitive Documents, which shall be in form and substance satisfactory to both Sponsors, and (ii) the satisfaction or waiver of the various conditions to the obligations of Holdco to be set forth in the Definitive Documents.

Section 1.4 Admission of New Consortium Members. The Sponsors may jointly agree to admit one or more additional investor(s) to the consortium as additional party(ies). Any additional party admitted to the Buyer Consortium pursuant to this Section 1.4 shall execute an adherence agreement to this Agreement in the form attached hereto as Schedule C (the “Deed of Adherence”) and upon its execution of the Adherence Agreement, such additional party shall become an “Additional Party” for purposes of this Agreement.

ARTICLE II

PARTICIPATION IN TRANSACTION; ADVISORS; APPROVALS

Section 2.1 Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements entered into by Holdco, a Sponsor or an Affiliate of a Sponsor, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) participating in meetings and negotiations with the Special Committee and its advisors to the extent requested by a Sponsor, (c) executing and complying with any confidentiality agreements reasonably required by the Company, (d) sharing all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (e) providing the Sponsors or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Sponsor may reasonably require in respect of any other Party and its Affiliates for inclusion in the Definitive Documentation, (f) providing timely responses to requests by a Sponsor or Joint Advisor for information, (g) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement, and (h) consulting with the Sponsors and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Company, any issuance of which shall be subject to Section 6.1. Unless the Sponsors otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal investment committee materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality.

Section 2.2 Appointment of Advisors.

(a) The Parties agree that the Sponsors shall be responsible for engaging (including the scope and engagement terms), terminating or changing all joint Advisors to the Buyer Consortium in connection with the Transaction (such joint Advisors to the Buyer Consortium agreed in writing by both Sponsors in accordance with this Section 2.2(a), the “Joint Advisors”), provided that the Sponsors shall first consult with the other Parties prior to any such engagement, termination or change, and provided further that the Parties agree and acknowledge that Latham & Watkins LLP, Kirkland & Ellis and Maples and Calder (Hong Kong) LLP have been jointly selected by the Buyer Consortium as the US legal counsel, Hong Kong legal counsel and Cayman Islands legal counsel, respectively, to represent the Buyer Consortium in connection with the Transaction and shall be “Joint Advisors” under this Agreement.

(b) Except as otherwise provided in Section 2.2(a), if a Party requires separate representation in connection with specific issues arising out of the Transaction, such Party may retain other Advisors to advise it, provided that such Party shall (i) provide prior notice to other Parties of such retention and (ii) subject to Section 3.1(a), be solely responsible for the fees and expenses of such separate Advisors unless each Party agrees in writing that the fees and expenses incurred by such separate Advisor will be treated as the transaction expenses of the Buyer Consortium and reimbursable pursuant to Article III.

Section 2.3 Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

ARTICLE III

TRANSACTION COSTS

Section 3.1 Expenses and Fee Sharing.

(a) Upon consummation of the Transaction, the Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction (other than as a result of the fraud or willful breach of this Agreement by such Party), including, without limitation, the reasonable fees, expenses and disbursements of Joint Advisors retained by the Buyer Consortium (other than fees and costs of any separate Advisors who were retained by the Parties unless and only to the extent such appointment and expenses are agreed to in advance in writing by the Parties), and the costs of any financing provided by any Party in connection with management incentive.

(b) If the Transaction is not consummated (and Section 3.1(c) below does not apply), the Parties agree to share ratably based on such Parties’ Contemplated Ownership Percentage or as may otherwise be agreed among the Parties the out-of-pocket costs and expenses payable by them in connection with the Transaction incurred prior to the termination of the Transaction, including any fees and expenses payable to Joint Advisors retained by the Buyer Consortium (other than fees and costs of any separate Advisors who were retained by the Parties unless and only to the extent such appointment and expenses are agreed to in advance in writing by the Parties). The Parties shall be entitled to receive, on a pro rata basis in accordance with their respective Contemplated Ownership Percentages, any termination or other fees or amounts payable, directly or indirectly, to Holdco by the Company pursuant to the Merger Agreement, net of the expenses incurred by Holdco and required to be borne by them pursuant to this Section 3.1(b).

(c) If the Transaction is not consummated due to the breach of this Agreement by one or more Parties, then such breaching Parties shall reimburse any non-breaching Party for all out-of-pocket costs and expenses, including any fees and expenses of Joint Advisors retained by the Buyer Consortium and including the fees and costs of any separate Advisors who were retained by the Parties, incurred by such non-breaching Party in connection with the Transaction, without prejudice to any rights or remedies otherwise available to such non-breaching Party.

ARTICLE IV

EXCLUSIVITY; VOTING; TRANSFER RESTRICTIONS; OTHER COVENANTS

Section 4.1 Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) the date that is 12 months from the date hereof and (ii) the termination of this Agreement pursuant to Section 5.2 (the “Exclusivity Period”), each Party shall (unless otherwise agreed to or consented to in writing in advance by Tencent and Hammer Capital):

(a) work exclusively with the other Parties to implement the Transaction, including to (i) evaluate the Company and its business and (ii) prepare, negotiate and finalize the Definitive Documents;

(b) not, shall cause its Affiliates not to and shall use its reasonable efforts to cause the Representatives of it and its Affiliates (subject to, in the case of a Representative who is a director of the Company or any of its Subsidiaries and solely in such Representative’s capacity as a director, his or her fiduciary duties) not to, directly or indirectly, either alone or with or through any authorized Representatives (i) make an Acquisition Proposal, or solicit, encourage, facilitate or join with or invite any other person to be involved in the making of, any Acquisition Proposal, (ii) provide any information to any Third Party with a view to the Third Party or any other person pursuing or considering to pursue an Acquisition Proposal, (iii) finance or offer to finance any Acquisition Proposal, including by offering any equity or debt finance, or contribution of Covered Shares or provision of a voting agreement, in support of any Acquisition Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing its obligations under this Agreement, or (vi) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4.1(b)(i) to Section 4.1(b)(v) or Section 4.2(a)(i) or Section 4.2(a)(ii);

(c) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to an Acquisition Proposal; and

(d) promptly notify the other Parties if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Acquisition Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Parties with copies of any written communication.

Section 4.2 Agreement to Vote.

(a) Each Party hereby irrevocably and unconditionally agrees that, to the extent it Beneficially Owns any Covered Shares, at any annual or extraordinary general meeting of the shareholders of the Company and at any other meeting of the shareholders of the Company, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, it shall (solely in its capacity as Beneficial Owner of its Covered Shares), and shall cause any holder of record of its Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such Party is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by the Company for written consent, if any; and

(ii) vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent covering, all of its Covered Shares (A) in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the Transaction and any other transactions contemplated by the Merger Agreement, (B) in favor of any other matters required to consummate the Transaction and any other transactions contemplated by the Merger Agreement, (C) against any Acquisition Proposal or any other transaction, proposal, agreement or action made in opposition to the Transaction or in competition or inconsistent with the Transaction, and (D) against any other action, agreement or transaction that is intended to facilitate an Acquisition Proposal or is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the Transaction or any other transactions contemplated by the Merger Agreement or the performance by such Party of its obligations under this Agreement.

(b) Each Party shall retain at all times the right to vote or consent with respect to such Party’s Covered Shares in such Party’s sole discretion and without any other limitation on those matters, other than those limitations contained in Section 4.2(a).

(c) The obligations of each Party set forth in this Section 4.2 are irrevocable until the termination of this Agreement in accordance with its terms.

Section 4.3 Waiver of Dissenter Rights. Each Party hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal and any similar rights relating to the Transaction and any other transactions contemplated by the Merger Agreement that such Party or any other person may have by virtue of, or with respect to, any of the Covered Shares.

Section 4.4 Prohibition on Transfer.

(a) Subject to the terms of this Agreement, each Party covenants and agrees not to Transfer any of its Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, unless such Transfer (i) is a Permitted Transfer, or (ii) has been previously approved in writing by each of Tencent and Hammer Capital.

(b) With respect to each Party, this Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Party’s successors or assigns. No Party may request that the Company or the Company’s depositary bank register the Transfer of (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Shares, the transferor shall remain liable for the performance of all of the obligations of the Party under this Agreement.

Section 4.5 Additional Shares. Each Party covenants and agrees to notify each member of the Buyer Consortium in writing of the number of Additional Shares Beneficial Ownership in which is acquired by each Party after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

Section 4.6 Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of ADSs to Ordinary Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for Ordinary Shares) is declared, in each case affecting the Covered Shares, the term “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.7 No Inconsistent Agreements. Without the prior written consent of each of Tencent and Hammer Capital, no Party shall (a) enter into any contract or other instrument, option or other agreement (except this Agreement) with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent such Party from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (c) enter into any voting or similar agreement (except this Agreement) with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares or (d) take any action, directly or indirectly, that would or would reasonably be expected to (i) result in a breach hereof, (ii) make any representation or warranty of the Party set forth in Article VIII untrue or incorrect in any material respect or (iii) prevent, impede or, in any material respect, interfere with, delay or adversely affect the performance by such Party of its obligations under, or compliance by such Party with the provisions of, this Agreement.

Section 4.8 Termination. The provisions of this Article IV shall terminate and be of no further force or effect upon the expiration of the Exclusivity Period; provided that such termination shall not relieve any Party of liability for any breach of this Article IV prior to such termination.

ARTICLE V

TERMINATION

Section 5.1 Failure to Agree. (a) If the Parties are unable to agree either (i) as among themselves upon the material terms of the Transaction, or (ii) with the Special Committee on the material terms of the Transaction which the Special Committee agrees to recommend to the public shareholders of the Company, or (b) a Party is not satisfied with the results of its due diligence investigation, then, subject to Section 5.3(a), a Party may cease its participation in the Transaction by delivery of a written notice to the other Parties and this Agreement shall terminate with respect to such withdrawing Party. Upon termination of this Agreement with respect to all Parties, the Parties shall jointly own but may use separately all of the due diligence information, advice and work product in relation to the Transactions and any Advisors appointed under this Agreement may continue to advise, separately, any of the Parties.

Section 5.2 Other Termination Events. Subject to Section 5.3(b), this Agreement shall terminate with respect to all Parties upon the earliest to occur of (a) a written agreement among the Parties to terminate this Agreement, (b) the Closing and (c) termination of this Agreement in accordance with Section 5.1 by written notices by both Tencent and Hammer Capital.

Section 5.3 Effect of Termination.

(a) Upon termination of this Agreement with respect to a Party pursuant to Section 5.1, Article III (Transaction Costs), Article IV (Exclusivity; Voting; Transfer Restrictions; Other Covenants), Article V (Termination), Section 6.2 (Confidentiality), Article VII (Notices) and Article IX (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Article III for its portion ratably based on such Party’s Contemplated Ownership Percentage of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(b) Upon termination of this Agreement pursuant to Section 5.2, Article III (Transaction Costs), Article V (Termination), Section 6.2 (Confidentiality), Article VII (Notices) and Article IX (Miscellaneous) shall continue to bind the Parties and each of the Parties shall be liable under Article III for its portion ratably based on such Party’s Contemplated Ownership Percentage of any costs and expenses incurred by the Parties prior to the termination of this Agreement, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(c) Other than as set forth in Section 5.3(a) and Section 5.3(b) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement.

ARTICLE VI

ANNOUNCEMENTS AND CONFIDENTIALITY

Section 6.1 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by the Parties.

Section 6.2 Confidentiality.

(a) Except as permitted under Section 6.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b) Subject to Section 6.2(c), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information which falls within clause (a) of the definition of Confidential Information, and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information at the option of the Recipient.

(c) Each Recipient may retain in a secure archive a copy of the Confidential Information referred to in Section 6.2(b) if the Confidential Information is required to be retained by it for regulatory purposes or in connection with a bona fide document retention policy.

(d) Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 6.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Section 5.1 or Section 5.2, unless otherwise agreed in writing.

Section 6.3 Permitted Disclosures. A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including, with respect to the Sponsors, potential sources of capital), but only on a confidential basis; (b) if required by applicable Law or the rules and regulations of any national securities exchange or Governmental Authority of competent jurisdiction over a Party, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

ARTICLE VII

NOTICES

Section 7.1 Notices. Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, overnight courier or electronic mail, to the following address of such other Party or to such other address or facsimile number or electronic mail address as such other Party may hereafter specify for the purpose by notice to the other Parties hereto:

if to Tencent, to:

c/o Tencent Holdings Limited

Level 29, Three Pacific Place

1 Queen’s Road East

Wanchai, Hong Kong

Attention: Compliance and Transactions Department

Email: legalnotice@tencent.com

with copies to:

Tencent Binhai Towers, No.33 Haitian 2nd Road

Nanshan District, Shenzhen

P.R. China 518054

Attention: Mergers and Acquisitions Department

Email: PD_Support@tencent.com

and

Latham & Watkins LLP

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Attention: Frank Sun, Benjamin Su and Terris Tang

Email: Frank.Sun@lw.com; Benjamin.Su@lw.com; Terris.Tang@lw.com

if to Hammer, to:

c/o Hammer Capital Asset Management Limited

Attention: Amanda Chau

Suites 3607-09, 36/F, ICBC Tower, 3 Garden Road, Hong Kong

Email: Amanda.chau@hammercapital.hk

with copies to:

c/o Hammer Capital Asset Management Limited

Attention: Compliance Department

Suites 3607-09, 36/F, ICBC Tower, 3 Garden Road, Hong Kong

Email: compliance@hammercapital.hk

and

Kirkland & Ellis

Address:     26th Floor, Gloucester Tower, The Landmark

                   15 Queen’s Road Central, Hong Kong

Attention:   Nicholas Norris; Daniel Dusek; Xiaoxi Lin

Facsimile:   +852 3761 3301

Email: nicholas.norris@kirkland.com; daniel.dusek@kirkland.com;

xiaoxi.lin@kirkland.com

if to any Additional Party, to the address provided under such Additional Party’s signature page hereto.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES

Section 8.1 Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any Law applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any Lien of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

Section 8.2 Company Ordinary Shares. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that: As of the date of this Agreement, it is the sole Beneficial Owner of and has good and valid title to the Existing Shares set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the Investor Rights Agreement or the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 8.2, its Existing Shares listed in Schedule B hereto constitute all of the Ordinary Shares, ADSs, Company Options, Company Restricted Share Units and Company Convertible Notes (and any other options or other securities convertible, exercisable or exchangeable into or for any Ordinary Shares or ADSs) Beneficially Owned or owned of record by it. Except as otherwise indicated on Schedule B hereto, it is and will be the sole record holder and Beneficial Owner of its Covered Shares and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement with respect to its Covered Shares. It has not taken any action described in Section 4.7 hereof. It understands and acknowledges that each member of the Buyer Consortium and its Affiliates have expended, and are continuing to expend, time and resources in connection with the Transaction in reliance upon its execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of it contained herein.

Section 8.3 Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.1 and Section 8.2 and have been induced by them to enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 9.2 Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 9.3 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 9.4 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.5 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties; provided, however, each of the Sponsors may assign its rights and obligations under this Agreement, in whole or in part, to any affiliated investment funds of such Sponsor or any investment vehicles of such Sponsor or such funds (other than any portfolio companies of such Sponsor or such funds) and, subject to the consent of the other Parties, any other co-investors of such Sponsor (as the case may be) but no such assignment shall relieve such Sponsor from any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

Section 9.6 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture of the other Party.

Section 9.7 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

Section 9.8 Governing Law and Venue.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the Parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Transaction, the rights provided in Section 238 of the Companies Law (2018 Revision) of the Cayman Islands, the fiduciary or other duties of the board of directors of the Company and the internal corporate affairs of the Company.

(b) Subject to the exception for jurisdiction of the courts of the Cayman Islands in Section 9.8(a), any Actions arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.8 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in Section 9.8(b), any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the laws of the State of New York.

Section 9.9 Specific Performance. The Parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character and irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each Party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 9.8, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) any other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.10 Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint or joint and several).

ARTICLE X

DEFINITIONS AND INTERPRETATIONS

Section 10.1 Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below.

(a) “Acquisition Proposal” means any proposal or offer relating to any of the following (other than the Transaction): (i) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company or to which 10% or more of the total revenue or net income of the Company are attributable, (ii) any sale, lease, license, exchange, transfer or other disposition of assets which would result in a Third Party acquiring assets, individually or in the aggregate, constituting 10% or more of the consolidated assets of the Company and its Subsidiaries or to which 10% or more of the total revenue or net income of the Company and its Subsidiaries are attributable, (iii) any sale, exchange, transfer or other disposition of 10% or more of any class of equity securities of the Company to any Third Party, (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 10% or more of any class of equity securities of the Company, or (v) any public solicitation of proxies in opposition to approval and adoption of a definitive agreement providing for the Transaction and approval of the Transaction by the Company’s shareholders.

(b) “Action” means any litigation, suit, claim, action, demand letter, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding.

(c) “Additional Party” has the meaning ascribed to it in Section 1.4.

(d) “Additional Shares” means with respect to a Party, Ordinary Shares, ADSs or other voting share capital of the Company with respect to which such Party acquires Beneficial Ownership after the date of this Agreement (including any Ordinary Shares issued upon the exercise of any Company Options, Company Restricted Share Units or Company Convertible Notes or the conversion, exercise or exchange of any other securities into or for any Ordinary Shares or ADSs or otherwise).

(e) “ADS” means American depositary share, each representing one Ordinary Shares.

(f) “Advisors” means the advisors and/or consultants of Holdco and the Parties, in each case appointed in connection with the Transaction.

(g) “Affiliates” of a specified person means a person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified person.

(h) “Agreement” has the meaning ascribed to it in the Preamble.

(i) “Arbitrator” has the meaning ascribed to it in Section 9.8(b).

(j) “Beneficial Ownership” by a person of any security includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act; provided that, without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person will include securities Beneficially Owned by any Affiliates of such person which are Controlled by such person, but no Beneficial Ownership of securities shall be attributed to securities Beneficially Owned by any other person(s) solely by virtue of the fact that such first person may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act with such other person(s). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(k) “Board” has the meaning ascribed to it in the Recitals.

(l) “Business Day” means any day on which banks are not required or authorized to close in the City of New York, the People’s Republic of China or Hong Kong.

(m) “Buyer Consortium” means the consortium formed by the Sponsors and any Additional Parties to undertake the Transaction.

(n) “Closing” has the meaning ascribed to it in the Recitals.

(o) “Company” has the meaning ascribed to it in the Recitals.

(p) “Company Options” means each outstanding share option issued by the Company pursuant to any Share Incentive Plan that entitles the holder thereof to purchase Ordinary Shares upon the vesting of such award.

(q) “Company Restricted Share Units” means each outstanding restricted share unit issued by the Company pursuant to any Share Incentive Plan that entitles the holder thereof to acquire Ordinary Shares upon the vesting of such award.

(r) “Company Convertible Notes” means the convertible notes issued by the Company pursuant to the convertible note purchase agreement by and among the Company, PA Grand Opportunity Limited and other investors named therein dated June 6, 2016, as amended on June 13, 2016.

(s) “Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (x) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any definitive documentation, including the Definitive Documents.

(t) “Contemplated Ownership Percentage” has the meaning ascribed to it in Section 1.3(b).

(u) “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or otherwise.

(v) “Covered Shares” means all of the Existing Shares and any Additional Shares.

(w) “Definitive Documents” has the meaning ascribed to it in Section 1.1(a).

(x) “Deed of Adherence” has the meaning ascribed to it in Section 1.4.

(y) “Discloser” has the meaning ascribed to it in Section 6.2(a).

(z) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(aa) “Exclusivity Period” has the meaning ascribed to it in Section 4.1.

(bb) “Existing Shares” means with respect to a Party, the Ordinary Shares and ADSs Beneficially Owned by it as of the date hereof, as set forth opposite its name on Schedule B hereto.

(cc) “Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

(dd) “Hammer Capital” has the meaning ascribed to it in the Preamble.

(ee) “HKIAC” has the meaning ascribed to it in Section 9.8(b).

(ff) “Holdco” has the meaning ascribed to it in the Recitals.

(gg) “Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement by and among the Company, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016.

(hh) “Joint Advisors” has the meaning ascribed to it in Section 2.2(a).

(ii) “Law” means any statute, law, ordinance, code or any award, writ, injunction, determination, rule, regulation, judgment, decree or executive order.

(jj) “Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

(kk) “Merger Agreement” means a definitive agreement and plan of merger relating to the Transaction as may be entered into by and among the Buyer Consortium and/or one or more of its Affiliates, on the one hand, and the Company, on the other hand, in the form to be agreed by such parties.

(ll) “Merger Sub” has the meaning ascribed to it in the Recitals.

(mm) “Ordinary Shares” means, ordinary shares, par value US$ 0.00004 per share of the Company.

(nn) “Party” and/or “Parties” has the meaning ascribed to it in the Preamble.

(oo) “Permitted Transfer” means a Transfer of Covered Shares by a Party to (i) an Affiliate of such Party which is Controlled by such Party, (ii) a member of such Party’s immediate family or a trust for the benefit of such Party’s or any member of such Party’s immediate family or (iii) any heir, legatees, beneficiaries and/or devisees of such Party; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer, a Deed of Adherence in the form attached hereto as Schedule C.

(pp) “person” means individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority.

(qq) “Proposal” has the meaning ascribed to it in the Recitals.

(rr) “Recipient” has the meaning ascribed to it in Section 6.2(a).

(ss) “Rules” has the meaning ascribed to it in Section 9.8(b).

(tt) “Representatives” means, with respect to any Party, such Party’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives.

(uu) “Share Incentive Plans” means, collectively, the Company’s 2006 Stock Incentive Plan, the Company’s 2010 Stock Incentive Plan, the Company’s 2012 Share Incentive Plan and the Company’s 2016 Share Incentive Plan, and “Share Incentive Plan” means any one of the foregoing plans.

(vv) “Special Committee” has the meaning ascribed to it in the Recitals.

(ww) “Sponsors” has the meaning ascribed to it in the Preamble.

(xx) “Tencent” has the meaning ascribed to it in the Preamble.

(yy) “Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than any Party or any of its Affiliates or Representatives.

(zz) “Transaction” has the meaning ascribed to it in the Recitals.

(aaa) “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

Section 10.2 Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

Morespark Limited

By:
Name: Ma Huateng
Title: Director

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

Hammer Capital Opportunities General Partner
as the general partner of
Hammer Capital Opportunities Fund L.P.

By:

Name: Amanda Chau
Title: Authorised Signatory

Notice details:

c/o Hammer Capital Asset Management Limited
Attention: Amanda Chau
Suites 3607-09, 36/F, ICBC Tower, 3 Garden Road, Hong Kong
Email: Amanda.chau@hammercapital.hk with a copy to:
c/o Hammer Capital Asset Management Limited
Attention: Compliance Department
Suites 3607-09, 36/F, ICBC Tower, 3 Garden Road, Hong Kong
Email: compliance@hammercapital.hk

[Signature Page to Consortium Agreement]

Schedule A

Preliminary Non-binding Proposal

September 12, 2019

The Board of Directors (the “Board”)

Bitauto Holdings Limited

New Century Hotel Office Tower, 10/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

Dear Directors:

Tencent Holdings Limited, for itself or on behalf of its affiliates (collectively, “Tencent”) and Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner (“Hammer”, together with Tencent, the “Consortium” or “we”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and American depository shares (“ADSs”, each representing one (1) Share) of Bitauto Holdings Limited (the “Company”) not already beneficially owned by members of the Consortium or their affiliates in a going private transaction (the “Transaction”).

Our proposed purchase price for each ADS is US$16 in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 20.6% to the closing trading price of the ADSs on September 11, 2019, the last trading day prior to the date hereof and a premium of 36.1% to the volume-weighted average closing price during the last 30 trading days.

As of the date of this proposal, we, through our affiliates, have entered into certain support agreements with Mr. Bin Li, JD.com Global Investment Limited (“JD Global”) and Cox Automotive Global Investments, Inc. (collectively, the “Supporting Shareholders” and each, a “Supporting Shareholder”), who collectively beneficially own more than 48.5% of the total issued and outstanding Shares based on the Company’s public filings, pursuant to which each Supporting Shareholder has agreed to (i) vote all of the Shares and ADSs beneficially owned by it in favor of the Transaction and against any other transaction in competition or inconsistent with the Transaction, and, (ii) in the case of Mr. Bin Li and JD Global (collectively, the “Rollover Shareholders” and each a “Rollover Shareholder”), roll over some of its existing equity in the Company for the purposes of funding the Transaction.

Tencent currently beneficially owns 5,482,683 Shares, representing approximately 7.81% of the total issued and outstanding Shares. Hammer does not beneficially own any Share or ADS as of the date of this proposal.

The principal terms and conditions upon which the Consortium is prepared to pursue the Transaction are set forth below.

1.

Purchase Price. We propose to acquire all of the outstanding Shares and ADSs, other than those beneficially owned by the Supporting Shareholders and to be rolled over for the purposes of funding the Transaction and those beneficially owned by us, at a purchase price equal to US$16 per Share (or the equivalent amount per ADS, as the case may be), in cash, based on the Company’s share capital set forth in the Company’s public filings.

2.

Financing. We intend to finance the Transaction with a combination of new and rollover equity capital funded by members of the Consortium or their affiliates and the Rollover Shareholders. We do not anticipate requiring debt financing to consummate the Transaction.

3.

Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable. We have engaged Latham & Watkins LLP as our legal counsel and believe that, with the full cooperation of the Company, we can complete customary commercial, legal, financial and accounting due diligence for the Transaction, in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business subject to a customary form of confidentiality agreement.

4.

Definitive Documentation. Assuming our satisfaction with the results of our due diligence investigation, we are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction and for the rollover by Tencent and the Rollover Shareholders. This proposal is subject to the execution of the Definitive Agreements. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.

Process. We believe the Transaction will provide superior value to the Company’s public shareholders. We recognize that the Board will evaluate the Transaction independently before it can make its determination to endorse it. Given the involvement of Tencent and the Supporting Shareholders, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Transaction. In considering this proposal, you should be aware that we are interested only in pursuing the Transaction and we do not intend to sell our stake in the Company to any third party.

6.

Possible Unconditional Mandatory General Offer. Based on public filings, the Company currently beneficially owns approximately 43.74% of the total issued shares of Yixin Group Limited (“Yixin”), a company incorporated in the Cayman Islands whose issued shares are currently listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) (stock code: 2858). Upon completion of the Transaction, there will be a change in statutory control in the Company whereby the Consortium will acquire control (as defined under the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”)) of Yixin. The Consortium, having consulted with the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong ( the “Executive”), will be required to make an unconditional mandatory general offer to all the shareholders and other securities holders of Yixin for all the issued Shares and other securities of Yixin (other than those already owned or agreed to be acquired by the Consortium or parties acting in concert with it) upon completion of the Transaction pursuant to Note 8 to Rule 26.1 of the Takeovers Code (the “Possible Offer”). As part of the arrangements between the Consortium and JD Global in support of the Transaction, the Consortium has also entered into a deed of irrevocable undertaking with JD Financial Investment Limited (“JD Financial”) in connection with the Possible Offer pursuant to which JD Financial has undertaken, among other things, not to accept the Possible Offer in respect of any shares of Yixin owned by it or make any such shares available to acceptance under the Possible Offer provided that the offer price per share for the Possible Offer does not exceed HK$2.00.

In light of the above, please inform the board of directors of Yixin forthwith of the receipt of this letter, the Transaction and the Possible Offer, forwarding the enclosed draft Rule 3.7 Announcement (as defined below) and including the reminders and requests as follows:

The Possible Offer is subject to the Takeovers Code. It is contemplated that an announcement pursuant to Rule 3.7 of the Takeovers Code (the “Rule 3.7 Announcement”) will be issued by Yixin in respect of the Possible Offer shortly after receipt of this letter by the Company, a draft of which is enclosed. The enclosed draft Rule 3.7 Announcement has been submitted to the Executive for its review on a confidential basis. We would like to remind the Company and Yixin generally of the duties and obligations under the Takeovers Code, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws and regulations in relation to the Possible Offer. In particular, Rule 1.4 of the Takeovers Code stresses the vital importance of secrecy before any announcement is made. In addition, following the receipt of this letter, it may be necessary for Yixin to consider maintaining a suspension of trading in Yixin’s shares on the HKSE pending the release of the Rule 3.7 Announcement. To the extent Yixin is reasonably able to do so, we would expect Yixin to consult with us as to the timing and content of any announcement to be made by Yixin in relation to the Possible Offer.

7.

Confidentiality. Tencent will, as required by law, promptly file an amendment to its Schedule 13D to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.

No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is a preliminary indication of interest by the Consortium and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, the Consortium would like to express its commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

TENCENT HOLDINGS LIMITED

By:
Name:	Ma Huateng
Title:	Chairman of the Board of Directors

[Signature Page to Non-binding Proposal]

Hammer Capital Opportunities General Partner as the general partner of Hammer Capital Opportunities Fund L.P.

By:
Name:	Amanda Chau
Title:	Authorised Signatory

[Signature Page to Non-binding Proposal]

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The information set out below in this announcement is provided for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

[logo of Yixin]

YIXIN GROUP LIMITED

易鑫集團有限公司

(incorporated in the Cayman Islands with limited liability and carrying on business in

Hong Kong as “Yixin Automotive Technology Group Limited”)

(Stock Code: 2858)

INSIDE INFORMATION

ANNOUNCEMENT PURSUANT TO RULE 3.7 OF THE TAKEOVERS CODE

(1) NON-BINDING PROPOSAL LETTER RECEIVED BY THE CONTROLLING SHAREHOLDER OF THE COMPANY

(2) POSSIBLE UNCONDITIONAL MANDATORY CASH OFFER TO ACQUIRE ALL THE ISSUED YIXIN SHARES AND OTHER SECURITIES OF THE COMPANY (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE CONSORTIUM OR PARTIES ACTING IN CONCERT WITH IT)

[AND

(3) RESUMPTION OF TRADING]

This announcement is made by the Company pursuant to Rule 3.7 of the Takeovers Code, Rule 13.09 of the Listing Rules and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

NON-BINDING PROPOSAL LETTER RECEIVED BY THE CONTROLLING SHAREHOLDER OF THE COMPANY

The Board has been notified by Bitauto, the controlling shareholder of the Company, that its board of directors received the Proposal Letter from the Consortium in relation to the Proposed Transaction on [●] 2019. The Proposed Transaction is subject to the execution of definitive agreements between the Consortium and Bitauto. For details of the Proposed Transaction, please refer to the announcement of Bitauto dated [●] 2019 which can be retrieved from [link].

In the event that the Proposed Transaction materializes, there will be a change in statutory control in Bitauto upon completion of the Proposed Transaction whereby the Consortium will acquire control (as defined under the Takeovers Code) of the Company. The Consortium, having consulted with the Executive, will be required to make the Possible Offer to the Shareholders and other securities holders of the Company for all the issued Yixin Shares and other securities of the Company (other than those already owned or agreed to be acquired by the Consortium or the parties acting in concert with it) upon completion of the Proposed Transaction pursuant to Note 8 to Rule 26.1 of the Takeovers Code.

According to the Proposal Letter, the Consortium proposes to acquire the outstanding Bitauto Shares and ADSs at a non-binding purchase price equal to US$[●] per Bitauto Share (or the equivalent amount per ADS, as the case may be) in cash. Such purchase price is subject to change and the final purchase price may be a higher or lower amount. The offer price for the Yixin Shares under the Possible Offer shall be determined in accordance with the applicable requirements under the Takeovers Code by applying the Pacpo Formula in Practice Note 19 issued by the Executive. Such determination will take into account, among other things, the net asset value (after deduction of non-controlling interest) of each of Bitauto and the Company which are subject to adjustments and verification by the financial advisor to the Proposed Offeror and the final offer price for the Proposed Transaction. The offer price for the Yixin Shares under the Possible Offer will be confirmed and announced by the Proposed Offeror in the announcement of a firm intention to make an offer under Rule 3.5 of the Takeovers Code.

[As informed by Bitauto, the Proposal Letter is non-binding in nature and no decisions have been made with respect to Bitauto’s response to the Proposal Letter, and there is no assurance that any definitive offer will be made, that any definitive agreement will be executed or that the Proposed Transaction will be approved or consummated.]

SUPPORT AGREEMENT AND IRREVOCABLE UNDERTAKING

The Board has been informed that the Consortium has entered into certain support agreements in connection with the Proposed Transaction with certain shareholders of Bitauto, including JD Global. Pursuant to the Support Agreement, JD Global has agreed to (i) vote all of the Bitauto Shares and ADSs beneficially owned by it in favour of the Proposed Transaction and against any other transaction in competition or inconsistent with the Proposed Transaction; and (ii) roll over a maximum of [15.0]% of the total issued and outstanding Bitauto Shares (excluding any treasury shares) in the Proposed Transaction. To the best knowledge of the Board, as of the date of this announcement, JD Global beneficially owns approximately [25.1]% of the total issued and outstanding Bitauto Shares (excluding any treasury shares).

The Board has been informed that, as part of the arrangements between the Consortium and JD Global in support of the Proposed Transaction, the Consortium also entered into the Irrevocable Undertaking with JD Financial on [•] 2019 in connection with the Possible Offer. As of the date of this announcement, JD Financial beneficially owns 684,283,320 Yixin Shares, representing approximately 10.74% of the total issued Yixin Shares.

Pursuant to the terms of the Irrevocable Undertaking:

(1)	JD Financial has undertaken that, among other things:

a.

it will not accept the Possible Offer in respect of any of the Yixin Shares owned by it or make any of the Yixin Shares owned by it available for acceptance under the Possible Offer, provided that the offer price per Yixin Share for the Possible Offer does not exceed HK$2.00;

b.

it will not, during the period between the date of the Irrevocable Undertaking and the earlier of (i) the end of the offer period of the Possible Offer and (ii) the termination of the Irrevocable Undertaking in accordance with its terms, sell, transfer, charge, create or permit to subsist any encumbrances over or otherwise dispose of, directly or indirectly, all or any of the Yixin Shares owned by it or any interest therein, or, except with the prior written consent of the Consortium or the Proposed Offeror, purchase, acquire or otherwise deal or undertake any dealing or make an offer to acquire or deal in any Yixin Shares or other securities of the Company (or any interest therein), provided that if the offer price per Yixin Share for the Possible Offer exceeds HK$2.00, the undertaking under this paragraph shall immediately cease; and

c.

subject to (i) the Consortium or parties acting in concert with it becoming and remaining as the controlling shareholder(s) of the Company, (ii) it and/or its close associates remaining as a substantial shareholder of the Company and (iii) completion of the Possible Offer, it and its close associates (except for those close associates not controlled by JD Financial, in which case JD Financial has undertaken to use all reasonable endeavours to procure that such close associates) will not acquire any Yixin Shares or voting rights in the Company without the prior written consent of the Consortium or the Proposed Offeror, if:

i.	the Company is already in breach of the minimum public float requirement under the Listing Rules as imposed by the Stock Exchange from time to time; or

ii.	such acquisition will result in a breach by the Company of the minimum public float requirement under the Listing Rules as imposed by the Stock Exchange from time to time.

(2)	JD Financial’s undertakings will terminate immediately upon the earliest occurrence of:

a.

the joint announcement to be published by the Proposed Offeror and the Company pursuant to Rule 3.5 of the Takeovers Code in respect of the Possible Offer failing to be published by the date falling nine (9) months after the date of the Irrevocable Undertaking;

b.	the termination of the Support Agreement in accordance with its terms on grounds other than the consummation of the Proposed Transaction;

c.	the parties to the Irrevocable Undertaking having agreed in writing to terminate the Irrevocable Undertaking;

d.

the date on which the Consortium informs Bitauto in a joint written notice, or publicly discloses, that it has made a decision to terminate or rescind, or discontinue its pursuit of the Proposed Transaction; and

e.	the Proposed Transaction having lapsed or been terminated for any other reason.

[RESUMPTION OF TRADING

At the request of the Company, trading in the Yixin Shares on the Stock Exchange has been halted with effect from [time] on [●] 2019 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Yixin Shares on the Stock Exchange with effect from [time] on [●] 2019.]

As the Proposed Transaction may or may not proceed and the Possible Offer for all the issued Yixin Shares and other securities of the Company (other than those already owned or agreed to be acquired by the Consortium or the parties acting in concert with it) may or may not be triggered or made, Shareholders and potential investors are advised to exercise caution when dealing in the Yixin Shares and other securities of the Company.

This announcement is made by the Company pursuant to Rule 3.7 of the Takeovers Code, Rule 13.09 of the Listing Rules and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

NON-BINDING PROPOSAL LETTER RECEIVED BY THE CONTROLLING SHAREHOLDER OF THE COMPANY

The Board has been notified by Bitauto, the controlling shareholder of the Company, that its board of directors received the Proposal Letter from the Consortium in relation to the Proposed Transaction on [●] 2019. The Proposed Transaction is subject to the execution of definitive agreements between the Consortium and Bitauto. For details of the Proposed Transaction, please refer to the announcement of Bitauto dated [●] 2019 which can be retrieved from [link].

As of the date of this announcement:

i.

[Tencent and parties acting in concert with it (excluding Bitauto) are interested in (a) [5,482,683] Bitauto Shares, representing approximately [7.81]% of the total issued and outstanding Bitauto Shares (excluding any treasury shares); and (b) [1,312,059,280] Yixin Shares, representing approximately [20.59%] of the total issued Yixin Shares];

ii.	[Hammer Capital and parties acting in concert with it are interested in [94,345,790] Yixin Shares, representing approximately [1.48%] of the total issued Yixin Shares]; and

iii.

Bitauto owns, directly or indirectly, [2,786,836,570] Yixin Shares, representing approximately [43.74]% of the total issued Yixin Shares. In addition, Bitauto controls the voting rights attached to an additional [627,632,248] Yixin Shares, representing approximately [9.85]% of the total issued Yixin Shares, pursuant to a voting proxy agreement entered into between Bitauto, Tencent Holdings and JD.com on 31 October 2017. Accordingly, Bitauto controls, directly or indirectly, the exercise of an aggregate of approximately [53.59]% of the voting rights in the Company.

In the event that the Proposed Transaction materializes, there will be a change in statutory control in Bitauto upon completion of the Proposed Transaction whereby the Consortium will acquire control (as defined under the Takeovers Code) of the Company. The Consortium, having consulted with the Executive, will be required to make the Possible Offer to the Shareholders and other securities holders of the Company for all the issued Yixin Shares and other securities of the Company (other than those already owned or agreed to be acquired by the Consortium or the parties acting in concert with it) upon completion of the Proposed Transaction pursuant to Note 8 to Rule 26.1 of the Takeovers Code.

According to the Proposal Letter, the Consortium proposes to acquire the outstanding Bitauto Shares and ADSs at a non-binding purchase price equal to US$[●] per Bitauto Share (or the equivalent amount per ADS, as the case may be) in cash. Such purchase price is subject to change and the final purchase price may be a higher or lower amount. The offer price for the Yixin Shares under the Possible Offer shall be determined in accordance with the applicable requirements under the Takeovers Code by applying the Pacpo Formula in Practice Note 19 issued by the Executive. Such determination will take into account, among other things, the net asset value (after deduction of non-controlling interest) of each of Bitauto and the Company which are subject to adjustments and verification by the financial advisor to the Proposed Offeror and the final offer price for the Proposed Transaction. The offer price for the Yixin Shares under the Possible Offer will be confirmed and announced by the Proposed Offeror in the announcement of a firm intention to make an offer under Rule 3.5 of the Takeovers Code.

Further announcement(s) will be made by the Company if there is any update on the Proposed Transaction and the Possible Offer in compliance with the Listing Rules and/or the Takeovers Code.

[As informed by Bitauto, the Proposal Letter is non-binding in nature and no decisions have been made with respect to Bitauto’s response to the Proposal Letter, and there is no assurance that any definitive offer will be made, that any definitive agreement will be executed or that the Proposed Transaction will be approved or consummated.]

SUPPORT AGREEMENT AND IRREVOCABLE UNDERTAKING

The Board has been informed that the Consortium has entered into certain support agreements in connection with the Proposed Transaction with certain shareholders of Bitauto, including JD Global. Pursuant to the Support Agreement, JD Global has agreed to (i) vote all of the Bitauto Shares and ADSs beneficially owned by it in favour of the Proposed Transaction and against any other transaction in competition or inconsistent with the Proposed Transaction; and (ii) roll over a maximum of [15.0]% of the total issued and outstanding Bitauto Shares (excluding any treasury shares) in the Proposed Transaction. To the best knowledge of the Board, as of the date of this announcement, JD Global beneficially owns approximately [25.1]% of the total issued and outstanding Bitauto Shares (excluding any treasury shares).

The Board has been informed that, as part of the arrangements between the Consortium and JD Global in support of the Proposed Transaction, the Consortium also entered into the Irrevocable Undertaking with JD Financial on [•] 2019 in connection with the Possible Offer. As of the date of this announcement, JD Financial beneficially owns 684,283,320 Yixin Shares, representing approximately 10.74% of the total issued Yixin Shares.

Pursuant to the terms of the Irrevocable Undertaking:

(1)	JD Financial has undertaken that, among other things:

a.

it will not accept the Possible Offer in respect of any of the Yixin Shares owned by it or make any of the Yixin Shares owned by it available for acceptance under the Possible Offer, provided that the offer price per Yixin Share for the Possible Offer does not exceed HK$2.00;

b.

it will not, during the period between the date of the Irrevocable Undertaking and the earlier of (i) the end of the offer period of the Possible Offer and (ii) the termination of the Irrevocable Undertaking in accordance with its terms, sell, transfer, charge, create or permit to subsist any encumbrances over or otherwise dispose of, directly or indirectly, all or any of the Yixin Shares owned by it or any interest therein, or, except with the prior written consent of the Consortium or the Proposed Offeror, purchase, acquire or otherwise deal or undertake any dealing or make an offer to acquire or deal in any Yixin Shares or other securities of the Company (or any interest therein), provided that if the offer price per Yixin Share for the Possible Offer exceeds HK$2.00, the undertaking under this paragraph shall immediately cease; and

c.

subject to (i) the Consortium or parties acting in concert with it becoming and remaining as the controlling shareholder(s) of the Company, (ii) it and/or its close associates remaining as a substantial shareholder of the Company and (iii) completion of the Possible Offer, it and its close associates (except for those close associates not controlled by JD Financial, in which case JD Financial has undertaken to use all reasonable endeavours to procure that such close associates) will not acquire any Yixin Shares or voting rights in the Company without the prior written consent of the Consortium or the Proposed Offeror, if:

i.	the Company is already in breach of the minimum public float requirement under the Listing Rules as imposed by the Stock Exchange from time to time; or

ii.	such acquisition will result in a breach by the Company of the minimum public float requirement under the Listing Rules as imposed by the Stock Exchange from time to time.

(2)	JD Financial’s undertakings will terminate immediately upon the earliest occurrence of:

a.

the joint announcement to be published by the Proposed Offeror and the Company pursuant to Rule 3.5 of the Takeovers Code in respect of the Possible Offer failing to be published by the date falling nine (9) months after the date of the Irrevocable Undertaking;

b.	the termination of the Support Agreement in accordance with its terms on grounds other than the consummation of the Proposed Transaction;

c.	the parties to the Irrevocable Undertaking having agreed in writing to terminate the Irrevocable Undertaking;

d.

the date on which the Consortium informs Bitauto in a joint written notice, or publicly discloses, that it has made a decision to terminate or rescind, or discontinue its pursuit of the Proposed Transaction; and

e.	the Proposed Transaction having lapsed or been terminated for any other reason.

RELEVANT SECURITIES OF THE COMPANY

[In compliance with Rule 3.8 of the Takeovers Code, the relevant securities of the Company in issue as at the date of this announcement comprise (i) [6,371,000,152] Yixin Shares and (ii) outstanding options to subscribe for an aggregate of [210,021,897] Yixin Shares granted under the pre-IPO share option scheme of the Company. Save for the aforesaid, the Company has no other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) as at the date hereof].

DISCLOSURE OF DEALINGS

For the purpose of the Takeovers Code, the offer period commences on the date of this announcement, being [●] 2019.

Associates (as defined under the Takeovers Code) of the Company and the Consortium (including persons who own or control 5% or more of any class of relevant securities issued by the Company or the Consortium) are hereby reminded to disclose their dealings in the securities of the Company pursuant to the Takeovers Code.

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

“Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates of an offeror or the offeree company and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”

UPDATES

In compliance with Rule 3.7 of the Takeovers Code, monthly announcement(s) setting out the progress of the Proposed Transaction and the Possible Offer will be made until an announcement of a firm intention to make an offer under Rule 3.5 of the Takeovers Code or of a decision not to proceed with an offer is made.

[RESUMPTION OF TRADING

At the request of the Company, trading in the Yixin Shares on the Stock Exchange has been halted with effect from [time] on [●] 2019 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Yixin Shares on the Stock Exchange with effect from [time] on [●] 2019.]

As the Proposed Transaction may or may not proceed and the Possible Offer for all the issued Yixin Shares and other securities of the Company (other than those already owned or agreed to be acquired by the Consortium or the parties acting in concert with it) may or may not be triggered or made, Shareholders and potential investors are advised to exercise caution when dealing in the Yixin Shares and other securities of the Company.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“acting in concert”	has the meaning ascribed thereto in the Takeovers Code

“ADS”	American depositary share of Bitauto, each representing one Bitauto Share

“Bitauto”	Bitauto Holdings Limited, an exempted company organized and existing under the laws of the Cayman Islands the shares of which are listed on the New York Stock Exchange (NYSE: BITA), and the controlling shareholder of the Company

“Bitauto Share(s)”	ordinary share(s) in the share capital of Bitauto

“Board”	the board of Directors

“close associate”	has the meaning ascribed thereto in the Listing Rules

“Company”	Yixin Group Limited ( 易鑫集團有限公司 ), an exempted company with limited liability incorporated under the laws of the Cayman Islands, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 2858)

“Consortium”	Tencent and Hammer Capital

“controlling shareholder”	has the meaning ascribed thereto in the Listing Rules

“Directors”	directors of the Company

“Executive”	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission from time to time or any delegate of such Executive Director

“Hammer Capital”	Hammer Capital Opportunities Fund L.P., an exempted limited partnership organized under the laws of the Cayman Island, the general partner of which is Hammer Capital Opportunities General Partner, which is ultimately beneficially owned by Mr. Rodney Ling Kay Tsang

“Irrevocable Undertaking”	the deed of irrevocable undertaking dated [●] 2019 between the Consortium and JD Financial in connection with the Possible Offer

“JD Financial”	JD Financial Investment Limited, a company incorporated in the British Virgin Islands with limited liability and indirectly wholly owned by JD.com, and a substantial shareholder of the Company

“JD Global”	JD.com Global Investment Limited, a company incorporated in the British Virgin Islands with limited liability and indirectly wholly owned by JD.com

“JD.com”	JD.com, Inc., a company incorporated in the Cayman Islands with limited liability the shares of which are listed on The NASDAQ Global Select Market (JD:NASDAQ GS), and a substantial shareholder of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Possible Offer”	the possible unconditional mandatory general offer to be made by the Consortium (through the Proposed Offeror) to the Shareholders and other securities holders of the Company for all the issued Yixin Shares and other securities of the Company (other than those already owned or agreed to be acquired by the Consortium or the parties acting in concert with it) upon completion of the Proposed Transaction pursuant to Note 8 to Rule 26.1 of the Takeovers Code

“Proposal Letter”	the non-binding proposal letter dated [●] 2019 received by the board of directors of Bitauto from the Consortium setting out the preliminary key terms of the Proposed Transaction

“Proposed Offeror”	Tencent and Hammer Capital, or a special purpose vehicle to be established by Tencent and Hammer Capital for the purposes of the Possible Offer

“Proposed Transaction”	the possible acquisition by the Consortium and/or their affiliates of all of the outstanding Bitauto Shares and ADSs not already beneficially owned by the Consortium or its affiliates in a going private transaction

“Shareholder(s)”	holder(s) of the Yixin Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder”	has the meaning ascribed thereto in the Listing Rules

“Support Agreement”	the support agreement dated [●] 2019 between the Consortium and JD Global in connection with the Proposed Transaction

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers as in force and as amended from time to time

“Tencent”	Morespark Limited, a private company limited by shares incorporated under the laws of Hong Kong and wholly owned by Tencent Holdings, and a substantial shareholder of the Company

“Tencent Holdings”	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), and a substantial shareholder of the Company

“Yixin Share(s)”	ordinary share(s) in the share capital of the Company

“%”	per cent

By Order of the Board Yixin Group Limited 易鑫集团有限公司 Andy Xuan Zhang Chairman

Hong Kong, [●] 2019

As at the date of this announcement, the Directors are:

Executive Directors	Mr. Andy Xuan Zhang and Mr. Dong Jiang
Non-executive Directors	Mr. James Gordon Mitchell, Mr. Jimmy Chi Ming Lai, Mr. Chenkai Ling and Mr. Huan Zhou
Independent non-executive Director	Mr. Tin Fan Yuen, Mr. Chester Tun Ho Kwok and Ms. Lily Li Dong

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement contained in this announcement misleading.

Submission Proof (2): 12 September 2019

Schedule B

Ownership of Company Shares and Securities

Party	Existing Shares	Other Securities including Company Options, Company Restricted Share Units and Company Convertible Notes
Tencent	Ordinary Shares: 4,517,683 ADS: 965,000	None

Hammer Capital	None	None

Cash Contribution Percentages (Amounts in US$)

Party	Cash Contribution Percentage
Tencent	80%
Hammer Capital	20%
Total	100%

Submission Proof (2): 12 September 2019

Schedule C

Form of Deed of Adherence

This Deed of Adherence (this “Deed”) is entered into on [                 , 2019]

BY:

[Additional Party], a [limited liability company] organized and existing under the laws of [●] with its registered address at [●] (the “Additional Party”).

RECITALS:

(A) On [_____], 2019, the parties listed on Annex A to this Deed (the “Existing Parties”) entered into a consortium agreement (the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B) Additional Parties may be admitted to the Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C) The Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Deed, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS DEED WITNESSES as follows:

1.	Defined Terms And Construction

(a)	Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.

(b)	This Deed shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.

2.	Undertakings

(a)	Assumption of obligations

The Additional Party undertakes to each other Party to the Consortium Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of execution thereof and the Existing Parties agree that where there is a reference to a “Party” it shall be deemed to include a reference to the Additional Party and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the Additional Party as if the Additional Party had been a Party under the Consortium Agreement at the date of execution thereof. The proposed contribution with respect to the Additional Party is set forth in Schedule A hereto.

3.	Representations And Warranties

(a)	The Additional Party represents and warrants to each of the other Parties as follows:

(1)	Status

It is a company duly organized, established and validly existing under the laws of the jurisdiction stated in the preamble of this Deed and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

(2)	Due Authorization

It has full power and authority to execute and deliver this Deed and the execution, delivery and performance of this Deed by the Additional Party has been duly authorized by all necessary action on behalf of the Additional Party.

(3)	Legal, Valid and Binding Obligation

This Deed has been duly executed and delivered by the Additional Party and constitutes the legal, valid and binding obligation of the Additional Party, enforceable against it in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(4)	Ownership

As of the date of this Deed, (i) the Additional Party is the sole Beneficial Owner of and has good and valid title to the Existing Shares set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Deed, or arising under [the Investor Rights Agreement or] the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Deed, subject to the last sentence of this Section 3(a)(4), the Additional Party’s Existing Shares listed in Schedule B hereto constitute all of the Ordinary Shares, ADSs, Company Options, Company Restricted Share Units and Company Convertible Notes (and any other options or other securities convertible, exercisable or exchangeable into or for any Ordinary Shares or ADSs) Beneficially Owned or owned of record by it. Except as otherwise indicated on Schedule B hereto, the Additional Party is and will be the sole record holder and Beneficial Owner of the Covered Shares and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Deed and the Consortium Agreement with respect to the Covered Shares. The Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.

(5)	Reliance

The Additional Party acknowledges that the Existing Parties have consented to the admission of the Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VII (Notices) and Section 9.8 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Deed.

[Signature page follows.]

IN WITNESS WHEREOF, the Additional Party has executed this Deed as a deed and delivered this Deed as of the day and year first above written.

EXECUTED AS A DEED BY	)

[ADDITIONAL PARTY]	)

)

)

)

By: _______________________		)

Name:[●]		)

Title: [●]		)

in the presence of

Signature: _______________________

Name: [●]

Occupation: [●]

Address: [●]

Notice details:

[Deed of Adherence Signature Page]

Annex A

Existing Parties

Morespark Limited

Hammer Capital Opportunities Fund L.P.

Schedule A

Contribution Amount Committed by the Additional Party

Schedule B

Ownership of Company Shares and Securities

Party	Existing Shares	Other Securities including Company Options, Company Restricted Share Units and Company Convertible Notes
Additional Party